LPL FINANCIAL HOLDINGS INC.

INSIDER TRADING POLICY

This policy applies to all employees, officers, directors and consultants of LPL Financial Holdings Inc. and its affiliates (the “Company”). This policy is designed to prevent insider trading or allegations of insider trading and to protect the Company’s reputation for integrity and ethical conduct. It is your obligation to understand and comply with this policy.

Should you have any questions regarding this policy, please contact the office of the Chief Legal Officer.

BACKGROUND

LPL Financial Holdings Inc.’s board of directors has adopted this Insider Trading Policy for our directors, officers, employees, and consultants with respect to the trading of the Company’s securities, as well as the securities of publicly traded companies with whom we have a business relationship. This Insider Trading Policy is intended to educate and assist Company personnel in complying with insider trading laws and regulations. As such, this Insider Trading Policy has been distributed or made available to all applicable employees, officers, directors, and consultants.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. Both the U.S. Securities and Exchange Commission (the “SEC”) and NASDAQ investigate and are very effective at detecting insider trading. Insider trading violations are pursued vigorously by the SEC and the U.S. Attorneys’ Office and are punished severely. Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

This Insider Trading Policy should be read in conjunction with the Company’s Disclosure Policy.

PENALTIES FOR NONCOMPLIANCE

Civil and Criminal Penalties. Potential penalties for insider trading violations include:

Imprisonment for up to 20 years;
Criminal fines of up to $5 million; and
Civil fines of up to three times the profit gained or loss avoided.

Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, subjecting it to the following penalties:

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Civil penalties of up to the greater of $1 million and three times the profit gained or loss avoided; and
Criminal penalty of up to $25 million.

The civil penalties can extend personal liability to the Company’s directors, officers, and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

Company Sanctions. Failure to comply with this policy may also subject you to Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply with this policy results in legal action. If the Company bears any costs associated with your failure to comply with this policy, the Company will have the right to recover the amount of any such costs from you.

SCOPE OF POLICY

Persons Covered. As a director, officer, employee, or consultant of the Company or its subsidiaries, this policy applies to you. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities). You are responsible for making sure that the purchase or sale of any security covered by this policy by any such person complies with this policy.

Please note that this policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company or a subsidiary as follows: if you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in Company securities until that information has become public or is no longer material.

Companies Covered. The prohibition against insider trading in this policy is not limited to trading in the Company’s securities. It includes trading in the securities of other firms, such as customers or suppliers of the Company, and those with which the Company may be negotiating major transactions, such as an acquisition, investment, or sale. Information that is not material to the Company may nevertheless be material to one of those other firms.

Transactions Covered. Trading includes purchases and sales of stock, derivative securities such as put and call options and convertible debentures or preferred stock, and debt securities (debentures, bonds, and notes). Trading also includes certain transactions under Company plans, as follows:

Equity Awards. This policy’s trading restrictions apply to the sale of stock underlying awards granted under the equity plans of the Company. However, the restrictions generally do not apply to the exercise of a stock option, except cashless exercises of an option through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise. This policy’s trading restrictions also do not apply to the vesting of restricted stock unit awards, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements.

401(k) Plan. This policy’s trading restrictions do not apply to purchases of Company securities in the Company’s 401(k) plan resulting from an employee’s periodic contribution of money to the plan pursuant to payroll deductions. The trading restrictions do apply, however, to elections you may make under the 401(k) plan to (a) increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (b) make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) borrow money against your 401(k) plan account if

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the loan will result in a liquidation of some or all of your Company stock fund balance, and (d) pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

Rule 10b5-1 Plans. Pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, individuals may be able to avoid insider trading liability if they can demonstrate that the purchase or sale in question was made pursuant to a binding contract, instruction, or written plan that satisfies the requirements of Rule 10b5-1(c) (a “10b5-1 plan”). You may not enter into, amend, suspend, or terminate any 10b5-1 plan except with the prior approval of the office of the Chief Legal Officer. Once you establish a 10b5-1 plan in accordance with the foregoing, you will not need to clear in advance transactions made pursuant to the terms of the 10b5-1 plan and transactions under such 10b5-1 plan may occur at any time.

Employee Stock Purchase Plan. This policy’s trading restrictions do not apply to purchases of Company securities under the employee stock purchase plan resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. This policy does apply, however, to your election to participate in the plan or increase in your level of participation in the plan and to your sales of Company securities purchased pursuant to the plan.

Dividend Reinvestment Plan. This policy’s trading restrictions do not apply to purchases of Company securities pursuant to the Company’s dividend reinvestment plan, administered by Computershare Trust Company, resulting from your reinvestment of cash dividends paid on Company securities. This policy does apply, however, to voluntary purchases of Company securities resulting from additional contributions you choose to make pursuant to the plan and to your election to participate in the plan or increase your level of participation in the plan. This policy also applies to your sale of any Company securities purchased pursuant to the plan.

Transaction Not Covered. If you own shares of a mutual fund that invests in the Company’s securities, or the securities of the Company’s customers or suppliers or firms with which the Company may be negotiating major transactions, there are no restrictions on trading such shares of the mutual fund at any time.

STATEMENT OF POLICY

No trading on Insider Information. You may not trade in the securities of the Company, directly or through family members or other persons or entities, if you are aware of the material nonpublic information relating to the Company. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company that you obtained in the course of your employment with the Company.

No Tipping. You may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.

No Exception for Hardship. The existence of a personal financial emergency does not excuse you from compliance with this policy.

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Twenty-Twenty Hindsight. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Note that inside information has two important elements: materiality and public availability.

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold, or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Common examples of material information are:

Projections of future earnings or losses or other earnings guidance
Earnings that are inconsistent with consensus expectations of the investment community
A pending or proposed merger, joint venture, acquisition, or tender offer or an acquisition or disposition of significant assets
A change in management
Major events regarding the Company’s securities, including the declaration of a stock split or the offering of additional securities
Severe financial liquidity problems
Actual or threatened major litigation, the resolution of such litigation, criminal indictments, or government investigations
New major contracts, order, suppliers, customer or finance sources, or the loss thereof
Substantial changes in accounting methods
Expansion or curtailment of significant operations

Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until the first full trading day after the information is released broadly to the marketplace. For example, if the Company announces financial earnings before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Wednesday (assuming you are not aware of other material nonpublic information at that time). However, if the Company announces earnings after trading begins on that Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday.

Material, nonpublic information is not made public by selective dissemination. Material information improperly disclosed only to institutional investors or to an analyst or a favored group of analysts may retain its status as “nonpublic” information, the use of which is subject to insider trading laws. Similarly, partial disclosure does not constitute public dissemination. So long as any material component of the “inside” information has yet to be publicly disclosed, the information is deemed “nonpublic” and may not be traded upon.

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ADDITIONAL GUIDANCE

The Company considers it improper and inappropriate for those employed by or associated with the Company to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the insider trading laws. Accordingly, your trading in Company securities is subject to the following additional guidance.

Short Sales. You may not engage in short sales of the Company’s securities (sales of securities that are not then owned), including a “sales against the box” (a sale with delayed delivery).

Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, put and call options, collars and exchange funds. Such hedging transactions may permit you to continue to own Company securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, you may no longer have the same objectives as the Company’s other shareholders. Therefore, you are prohibited from engaging in any such transactions.

Standing Orders.  A standing order placed with a broker to sell or purchase stock at a specified price leaves you without control over the timing of the transaction.  A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading.  Employees should avoid placing standing orders and place day orders only.

Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin or foreclosure sale may occur when you are aware of material nonpublic information or otherwise are not permitted to trade, you are prohibited from pledging Company securities as collateral for a loan. Additionally, you are prohibited from holding Company securities in a margin account.

TRADING POLICIES AND PROCEDURES FOR DIRECTORS AND EXECUTIVE OFFICERS

Mandatory Pre-clearance for Transactions in Company Stock

All directors and Section 16 Officers of the Company and any other persons designated by the office of the Chief Legal Officer as being subject to the Company’s pre-clearance requirement, together with their family members, may not engage in any transaction involving the Company’s securities (including a stock plan transaction such as a cashless option exercise, a gift, a loan or a contribution to a trust) without first obtaining pre-clearance of the transactions from the office of the Chief Legal Officer. For all directors and Section 16 Officers, a request for pre-clearance should be submitted to the office of the Chief Legal Officer at least two business days in advance of the proposed transaction. The office of the Chief Legal Officer will then determine whether the transactions may proceed and, if so, assist in complying with reporting requirements. After receiving permission to engage in a trade, you should complete your trade within two business days or make a new trading request and the details of the trade should be reported to the office of the Chief Legal Officer immediately thereafter.

Sales of the Company’s securities by a director or Section 16 Officer or certain family members or entities related to any of them may require a filing with the Securities and Exchange Commission on a Form 3, 4, or 5. While the accurate and timely filing of these forms is the responsibility of the director or Section 16 Officer, the Company’s legal department will provide such assistance as the director or Section 16 Officer requests.

Blackout Policy

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If you are a “restricted person” or you are a director or Section 16 Officer, then you are subject to periodic prohibitions on the trading of the Company’s securities, other than as specified in this policy (“blackout periods”).  “Restricted persons” are certain persons who may have access to key, nonpublic financial data. You will be informed of your status as a “restricted person” by the office of the Chief Legal Officer if you fall into this category. Before placing a trade in the Company’s securities, all restricted persons are required to pre-clear the trade through the Company’s Compliance11 system. Restricted persons will be given separate training in the Compliance11 process.  Note that Compliance11 is obligated to keep all information provided to it through this pre-clearance system strictly confidential.

Persons Subject to Regular Quarterly Blackouts. All Company directors, Section 16 Officers and restricted persons are subject to trading restrictions during four routine quarterly blackout periods (“quarterly blackout periods”).

The following outlines the terms of the blackout policy, which applies to all transactions in the Company’s securities, including open market and other purchases (other than pursuant to certain employee benefits plans as described above), sales, and cashless exercises of stock options (subject to certain exceptions referred to below). These restrictions also apply to your spouse, children, and relatives who share your home and certain entities in which you or any of the mentioned family members have influence or control with respect to securities investment activity by such entities (e.g., certain trusts, partnerships, and corporations). These blackout restrictions do not apply to gifts, trust transfers, and other nonsale transfers by a director or an employee identified above provided that the transferee is not permitted to sell during the applicable blackout period. Note that these gifts, trust transfers, and other nonsale transfers are subject to the mandatory pre-clearance policy described above.

Quarterly Blackout Periods. The information contained in the Company’s quarterly earnings announcements may be considered material nonpublic information. To protect against potential insider trading based on access to such information, the Company has established four quarterly blackout periods when transactions in Company securities are prohibited for those subject to restrictions during regular quarterly blackout periods.

Each quarterly blackout period begins on the fifteenth day of the last month of each fiscal quarter and ends after the first full trading day following the communication of the Company's earnings release for the subject period.

Special Blackouts. In addition to the quarterly blackout periods, a special blackout may be implemented at other times, such as during the pendency of certain Company transactions or when some other extraordinary Company event is pending (“special blackout”), when transactions in Company securities are prohibited for those subject to restrictions during a special blackout. You will receive written notice when a special blackout applies to you. A special blackout will remain in effect until you receive notice that the special blackout has ended.

Exceptions to Quarterly Blackouts and Special Blackouts. There are limited exceptions to quarterly blackout periods and special blackouts relating to expiring options and the vesting of restricted stock. You should consult the Company’s Legal Department for further guidance if you believe an exception applies to you, and a person wishing to act under one of the exceptions must request authorization from the office of the Chief Legal Officer.

UNAUTHORIZED DISCLOSURE

Maintaining the confidentiality of Company information is essential for competitive, security, and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with your employment as confidential and

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proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation.

The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company, and its management. Accordingly, it is important that responses to inquiries about the Company by the press, investment analysts, and others in the in the financial community be made on the Company’s behalf only through authorized individuals.

PERSONAL RESPONSIBILITY

You should remember that the ultimate responsibility for adhering to this policy and avoiding improper trading rests with you. If you violate this policy, the Company may take disciplinary action, including dismissal for cause.

COMPANY ASSISTANCE

Your compliance with this policy is of the utmost importance both for you and for the Company. If you have any questions about this policy or its application to any proposed transaction, you may obtain additional guidance from the office of the Chief Legal Officer. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive, and carry severe consequences.

CERTIFICATIONS

All employees, officers, directors, and consultants of the Company must annually certify their understanding of and intent to comply with this Insider Trading Policy. This certification may be done by an electronic acknowledgement.

REPORTING OF VIOLATIONS

If you know or have reason to believe that this policy, including the trading policies and procedures for directors and executive officers described above, has been or is about to be violated, you should bring the actual or potential violation to the attention of the office of the Chief Legal Officer immediately, or call the whistle-blower hotline at (866) 418-2852.

MODIFICATIONS; WAIVERS

The Company reserves the right to amend or modify this policy, and the trading policies and procedures for directors and executive officers set forth herein, at any time. Waiver of any provision of this policy in a specific instance may be authorized in writing by the Company’s Chief Legal Officer, or his or her designee, and any such waiver shall be reported to the board of directors of the Company at its next regularly scheduled meeting.

Effective as of October 3, 2022.

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